November 8, 2024

Mark L. Filanowski
Chief Executive Officer
Pangaea Logistics Solutions Ltd.
109 Long Wharf
Newport, RI 02840

       Re: Pangaea Logistics Solutions Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 18, 2024
           File No. 001-36798
Dear Mark L. Filanowski:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal 1 -- TO APPROVE THE ISSUANCE OF THE MERGER SHARES, page 0

1. We note that you are asking Pangaea stockholders to approve the issuance of the
       Merger Shares in accordance with the shareholder approval requirements of Nasdaq
       Listing Rule 5635. Insofar as your stockholders will not have a separate opportunity to vote on that transaction, please revise your disclosure to include the information required pursuant to Note A of Schedule 14A, including the information set forth in Items 11, 13, and 14 of Schedule 14A. See also Question and Answer
151.02 of
       Proxy Rules and Schedule 14A/14C Compliance and Disclosure
Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 8, 2024
Page 2

      Please contact Timothy S. Levenberg at 202-551-3707 or Irene Barberena-Meissner at
202-551-6548 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Edward Horton